

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2009

Via U.S. Mail and Facsimile (646) 415-9093
Mr. David J. Keating
President
Brazos International Exploration, Inc.
2819 Fort Hamilton Parkway
Brooklyn, NY 11218

Re: Brazos International Exploration, Inc.
        Item 4.01 Form 8-K
        Filed August 6, 2009
        Item 4.01 Form 8-K/A
        Filed September 4, 2009
        File No. 0-53336

Dear Mr. Keating:

        We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

                                Sincerely,

                                 /s/ Chris White

                                Chris White
                                Branch Chief